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EXHIBIT 21.1

Name of Subsidiary	State or Other Jurisdiction of Incorporation	Name(s) Under Which Subsidiary Is Doing Business
Kimberton Enterprises, Inc.	Delaware	n/a
Grundy Industries, Inc	Illinois	n/a
Bakor Inc.	Ontario, Canada	n/a
Globe-Vadag Holdings Inc.	Ontario, Canada	n/a

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  EXHIBIT 21.1